Exhibit 4.49

Private & Confidential

To:	Dryships Inc.

c/o Cardiff Marine Inc.

Omega Building

80 Kifissias Ave.

Marousi 151 25

Attn:	Messrs G. Economou, A. loannidis,

27 November 2009

Dear Sirs,

We are pleased to provide you with your requested amendments to the loan agreement dated 13 March 2008, as amended on 12 December 2008 and 30 July 2009, between Piraeus Bank A.E (the “Lender”) and Annapolis Shipping Company Limited, Farat Shipping Company Limited and Lansat Shipping Company Limited (the “Loan Agreement”) relating to a term loan facility up to US$ 130,000,000 (the “Loan”). Save to the extent of amendments required to give efficacy to this letter, all other terms of the Loan Agreement shall remain intact. If these amendments are acceptable to you, kindly revert to us by 9th of December 2009 so that we may proceed with the preparation of the relevant documentation.

BORROWERS (JOINT AND SEVERAL):	Annapolis Shipping Company Limited, Farat Shipping Company Limited and Lansat Shipping Company Limited.

NEW / ADDITIONAL BORROWERS (JOINT & SEVERAL):

•     A new ship-owning company incorporated in a jurisdiction acceptable to the Lender, 100% subsidiary of Dryships Inc. and sole owner of the New Collateral Vessel A and

•     A new ship-owning company incorporated in a jurisdiction acceptable to the Lender, 100% subsidiary of Dryships Inc. and sole owner of the New Collateral Vessel B.

CORPORATE GUARANTORS:	Dryships Inc. and Lotis Traders Inc., owner of M/V Delray (Following the successful replacement of the Existing Collateral Vessels by the New Collateral Vessels, Lotis Traders Inc. will be released from being a Guarantor)

EXISTING COLLATERAL VESSELS:	• M/V Delray (ex-Lanikai ex-Lacerta), a 71,860 dwt, bulk carrier built in 1994 (“M/V Delray”); and • M/V Toro, a 73,034 dwt, bulk carrier built in 1995 (“M/V Toro”).

Private & Confidential

NEW COLLATERAL VESSELS:

•   A “Panamax” type bulk carrier vessel of above 70,000 dwt built after 1/1/2000 (“New Collateral Vessel A”); and

•   A “Panamax” type bulk carrier vessel of above 70,000 dwt built after 1/1/2000 (“New Collateral Vessel B”).

ADDITIONAL COLLATERAL VESSELS:	• M/V Samatan, a 74,500 dwt, built in 2001, bulk carrier (“M/V Samatan”); and • M/V Pachino (ex-VOC Galaxy), a 51,200 dwt, built in 2002, bulk carrier (“M/V Pachino”).

ADDITIONAL CORPORATE GUARANTORS:	Boone Star Owners Inc. owners of M/V Samatan and lokasti Owning Company Limited owners of M/V Pachino

LOAN AMOUNT:	Original Loan amount: US$ 130,000,000. Current principal outstanding: US$ 50,298,280 (Fifty million two hundred and ninety eight thousand two hundred and eighty United States dollars).

SUBSTITUTION PERIOD:	A six month period commencing the earlier of: (i) 31 March 2010 and (ii) the date on which an Existing Collateral Vessel is sold, during which the Existing Collateral Vessels may be substituted by the New Collateral Vessels.

APPLICABLE MARGIN:	Directly after the Waiver Period the Applicable Margin to be reduced to: (i) 1.75% p.a for a period of 12 months and (ii) thereafter to 1.5% p.a. for the remaining tenor of the Loan until the final maturity of the Loan, provided that in each of the above cases (i) and (ii) the Borrowers’ minimum asset cover requirements are fully met and there is no event of default.

MANDATORY PREPAYMENT:	During the Substitution Period in the event of a sale of any of the Existing Collateral Vessels the entire net sale proceeds to be placed, as security, in a pledged account opened in the name of the Borrowers with the Lender.

ADDITIONAL SECURITY DURING THE SUBSTITUTION PERIOD:	For the duration of the Substitution Period, upon the sale of each of the Existing Collateral Vessels, the entire net sale proceeds will be held in pledged accounts opened in the name of the Borrowers with the Lender as additional security for the Loan until the date on which a cross-collateralized first priority mortgage and first priority assignment of all insurances and earnings on the applicable New Collateral Vessel are executed and registered in favor of the Lender, in form and substance satisfactory to the Lender. If within 6 months from a sale of an Existing Collateral Vessel no mortgage is registered on a New Collateral Vessel, the pledged cash deposit for that Existing Collateral Vessel will be applied in prepayment of the Loan. The aggregate of the net sale proceeds of both Existing Collateral Vessels (to be pledged) shall be not less than US$ 35 million.

Private & Confidential

In the event that there continues to be an amount outstanding under the Loan if the sale proceeds for both Existing Collateral Vessels sold are applied towards the Loan outstanding then such outstanding amount will become due and payable and the Loan will have to be repaid in full (including any obligations under the Loans’ Master Agreement) at the end of the Substitution Period.

The pledged sale proceeds in respect of an Existing Collateral Vessel may be placed on time deposit under the Lender’s standard terms however the interest rate which will apply to the sales proceeds will be 0.5% lower than the then current interest rate in respect of the Loan.

REARRANGEMENT FEE:	A re-arrangement fee equal to US$ 80,000 flat, will be payable upon registration of the mortgage over the New Collateral Vessel to be acquired first.

Finally, regarding the Loan Agreement dated 5 October 2007 between Piraeus Bank A.E and Boone Star Owners Inc. and lokasti Owning Company Limited, as amended relating to a term loan facility up to US$ 90,000,000, Dryships Inc. to guarantee and procure that the second preferred mortgages and second priority assignments of all earnings and insurances of the Existing Collateral Vessels to be replaced by second preferred mortgages and second priority assignments of all earnings and insurances of the New Collateral Vessels upon the respective acquisition of such.

Please sign and return a copy of this letter to signify your acceptance latest by 9th of December 2009. In the event that we do not receive your acceptance by such date, this offer shall be automatically cancelled and considered null and void.

For and on behalf of

Piraeus Bank A.E.

/s/ Maria Youryi	/s/ Jason Dallas
Maria Youryi	Jason Dallas
Head of Shipping	Relationship Manager

Private & Confidential

We acknowledge receipt of your offer letter dated 27th November 2009 and confirm that the terms and conditions contained are accepted by ourselves and that you may proceed, at our cost, to the preparation of all necessary documentation.

For and on behalf of the Borrowers:

/s/ Eugenia Papapontikou
For and on behalf of Annapolis Shipping Company Limited

Name:	EUGENIA PAPAPONTIKOU

Date:	1/12/09

/s/ Eugenia Papapontikou
For and on behalf of Farat Shipping Company Limited

Name:	EUGENIA PAPAPONTIKOU

Date:	1/12/09

/s/ Eugenia Papapontikou
For and on behalf of Lansat Shipping Company Limited.

Name:	EUGENIA PAPAPONTIKOU

Date:	1/12/09

Private & Confidential

The Corporate Guarantors and Additional Corporate Guarantors:

/s/ Eugenia Papapontikou
For and on behalf of Dryships Inc.

Name:	EUGENIA PAPAPONTIKOU

Date:	1/12/09

/s/ Eugenia Papapontikou
For and on behalf of Lotis Traders Inc.

Name:	EUGENIA PAPAPONTIKOU

Date:	1/12/09

/s/ Eugenia Papapontikou
For and on behalf Boone Star Owners Inc.

Name:	EUGENIA PAPAPONTIKOU

Date:	1/12/09

/s/ Eugenia Papapontikou
For and on behalf of lokasti Owning Company Limited

Name:	EUGENIA PAPAPONTIKOU

Date:	1/12/09